BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

CONSOLIDATED Synthetic Voting Map

ORDINARY AND extraodinary General MEETING

Meeting to be held on April 12, 2023

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to Resolution 81/2022, hereby provides its shareholders with the consolidated synthetic voting map of the Ordinary and Extraordinary General Meeting to be held on April 12, 2023 ("General Meeting"), which adds the remote votes sent directly to the Company to the votes cast sent through custody and bookkeeping agents, as attached.

São Paulo, April 11, 2023

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.